Exhibit 99.1

Mountain Province Diamonds Announces Resignation of CFO and Appointment of Acting CFO

Shares Issued and Outstanding: 159,808,833
TSX: MPV
NASDAQ: MDM

TORONTO and NEW YORK, Dec. 22, 2016 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPV, NASDAQ: MDM) today announced that Bruce Ramsden, Vice President Finance and CFO, has tendered his resignation with effect from January 31, 2017. Pending the appointment of Mr. Ramsden's successor, Ms. Jennie Ly, Controller of Mountain Province, will serve as acting CFO with effect from February 1, 2017.

Patrick Evans, President and CEO, commented: "Over the past four years Bruce made an important contribution to Mountain Province during the transition from a developer to a producer. The Board extends its thanks to Mr. Ramsden and wishes him well for the future."

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Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories. Gahcho Kué consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 35.4 million tonnes grading 1.57 carats per tonne for total diamond content of 55.5 million carats.

Gahcho Kué is the world's largest and highest grade new diamond mine. A 2014 NI 43-101 feasibility study report filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 32.6%.

Mountain Province's share of the diamond production from the Gahcho Kué mine will be sold on open tender in Antwerp through the respected diamond broker, Bonas. The Company's first rough diamond sale will take place in January, 2017, and approximately every five weeks thereafter.

Qualified Person
This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements
This news release includes certain information that may constitute "forward-looking information" under applicable Canadian and US securities legislation. Forward-looking information includes, but is not limited to, the Company's strategic plans, future operations, future work programs and objectives. Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. All forward-looking information contained in this press release is given as of the date hereof and is based upon the opinions and estimates of management and information available to management as at the date hereof. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Mountain Province Diamonds Inc.

%CIK: 0001004530

For further information: please contact: Mountain Province Diamonds Inc., Patrick Evans, President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com, www.mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 17:00e 22-DEC-16